United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION (voluntary submission)

Pursuant to Rule 14a-103

Name of the Registrant: Walgreens Boots Alliance, Inc.

Name of persons relying on exemption: The Shareholder Commons, Inc.

Address of persons relying on exemption: PO Box 1268, Northampton, MA 01061

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Balancing diversified shareholder value and company Financial Returns

We urge shareholders to vote “AGAINST” Stefano
Pessina, Executive Chairman (Item 1h)

The Shareholder Commons urges you to vote “AGAINST” Executive Chairman Stefano Pessina (Item 1h on the proxy), due to the failure of Walgreens Boots Alliance (“Walgreens” or the “Company”) to pay a living wage, thereby compromising its workers’ livelihoods and exposing its diversified shareholders’ portfolios to economic harm that arises from poverty wages and growing income inequality.

The Shareholder Commons is a non-profit advocate for diversified shareholders that works with investors to stop portfolio companies such as Walgreens from externalizing costs when doing so threatens the value of diversified portfolios.

“I just want to highlight the pay. It’s not enough for a person to pay the bills… We used to do 40 hours a week but now we’re doing 36, 37. So I had to get another job to be able to pay my bills… And when [Duane Reade (a Walgreen’s brand)] decide[s] they want to give you more hours, you can’t work them because you have a second job.”

“I’ve been here 26 years and I’m only making $18 an hour.”

“[We used to get] merit raises when we needed to get raises, we got bonuses… you know, to go with the economy and the times. They showed their appreciation, gave you an incentive for your family. But it seems to have changed. They don’t want to give anything. We went through COVID and all that and we still get no type of appreciation. It changed.”

~ 26-year employee, member of the Retail, Wholesale and Department Store Union (RWDSU) Local 338

“[W]e [used to] get a raise, like twice a year, one from the company, one from the union… [Now i]t doesn’t matter how long you work for the company; everybody gets the same thing. We get no Christmas bonus, no raises twice a year.”

~ 35-year employee, member of the RWDSU Local 338

“Bonuses are $25 in Walgreens points. What am I going to do with $25 in Walgreens points? If you give me $25 maybe I can use that towards my bills or something. But Walgreens points are not going to do anything for me.”

~ 14-year employee, member of the RWDSU Local 338

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Walgreens does not pay all its employees a living wage. This damages its employees’ wellbeing and livelihood, as some of them expressed in their own words above in quotes drawn from transcribed testimony they gave to the RWDSU Local 338 about their working conditions.

The U.S. federal minimum wage stood at $7.25 per hour in 2024, whereas the current average living wage in the United States is around $23 per hour for a family of four with both adults working.1 In New York City—where Walgreens’ Duane Reade stores are located and where one of the workers quoted above said she makes $18 per hour after 26 years with the company—the living wage for a family of four with both adults working was $34.26/hour in 2023.2

The minimum wage is currently worth nearly 30 percent less than it was 15 years ago and nearly 40 percent less than its peak value in 1968.3 In tandem, income inequality in the United States continues to rise, according to a recent report from the Congressional Budget Office (“CBO”) that used data from 1979 to 2021.4 An analysis of the CBO data found that over the past four decades, average income in the highest quintile of the income distribution was 165 percent higher in 2021 than it was in 1981—more than four times the growth of average income in the lowest quintile.5

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1 Emma Burleigh, “Americans Are Struggling to Scrape by—More than 40% of Full-Time Workers Aren’t Making a Living Wage,” Fortune, August 26, 2024, https://fortune.com/2024/08/26/many-us-workers-dont-make-living-wage-women-people-of-color/.

2 See MIT’s Living Wage Calculator at https://livingwage.mit.edu/

3 See https://economic.github.io/real_minimum_wage/#after-the-longest-period-in-history-without-an-increase-the-federal-minimum-wage-today-is-worth-29-less-than-13-years-agoand-42-less-than-in-1968.

4 “The Distribution of Household Income in 2021” (Congressional Budget Office, September 11, 2024), https://www.cbo.gov/publication/60341.

5 Peter G. Peterson Foundation, “5 Facts About Rising Income Inequality in the United States,” December 5, 2024, https://www.pgpf.org/article/5-facts-about-rising-income-inequality-in-the-united-states/.

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Extensive research shows a positive correlation between income inequality and a host of social and health problems, including reduced life expectancy, infant mortality, obesity, mental health challenges, reduced social mobility, and more.6 Low wages are thus clearly harmful to Walgreens’ employees.

Walgreens’ failure to pay a living wage is also contrary to its own diversified shareholders’ interests. Closing the living wage gap worldwide could generate as much as an additional $4.56 trillion every year through increased productivity and spending,7 which equates to a more than 4 percent increase in annual GDP. Inadequate pay can thus materially reduce the intrinsic value of the global economy, which in turn harms investment portfolios, as we explained in our December 13, 2024 exempt solicitation. A vote against Executive Chairman Stefano Pessina is thus warranted.

The Shareholder Commons urges you to vote “AGAINST” Stefano Pessina, Executive Chairman (Item 1h) on the proxy, over Walgreens’ failure to protect its diversified shareholders’ portfolios by paying a living wage, at the Walgreens Boots Alliance, Inc. Annual Meeting on January 30, 2025.

For questions regarding this exempt solicitation, please contact Sara E. Murphy of The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

PROXY CARDS WILL NOT BE ACCEPTED BY FILER NOR BY THE SHAREHOLDER COMMONS.
TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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6 Richard Wilkinson and Kate Pickett, The Spirit Level: Why Equality Is Better for Everybody (Penguin Books, 2009).

7 The Business Commission to Tackle Inequality, “Tackling Inequality: The Need and Opportunity for Business Action,” June 2022, https://tacklinginequality.org/files/introduction.pdf.

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